Exhibit 99.2

Management's Discussion and Analysis

for the year ended December 31, 2018

MEDICURE INC.

Message to Shareholders, April 2019

We are pleased that the use of AGGRASTAT® (tirofiban hydrochloride), continues to grow with increased patient market share in the past year. Medicure’s AGGRASTAT® revenue also increased to $28.5 million in 2018 compared to $27.1 for the previous year.  Although, the volume of AGGRASTAT® continues to grow, the margins have declined somewhat due to price pressures. The value of the Canadian dollar against the US dollar decreased throughout 2018, which helped revenues and was the main driver in the year over year increase to offset the continued price pressures.

Medicure’s focus has been to acquire US marketing rights for additional cardiovascular products. This past year we acquired and launched ZYPITAMAGTM (pitavastatin magnesium) in partnership with Zydus Cadila (“Zydus”).  Also, Medicure received approval of our first Abbreviated New Drug Application (“ANDA”) for Sodium Nitroprusside Injection 50mg/2ml (25mg/ml) single dose vial (“Sodium Nitroprusside” or “SNP”) with a projected launch in mid-2019.

There remains potential for further growth in the AGGRASTAT® brand and with the diversification of the two new approved products in 2018 plus additional products acquired in 2019, revenue and profitability growth is expected. ZYPITAMAGTM contributed $652,000 of revenue in 2018 and we continue to work towards growing the ZYPITAMAGTM brand.

Our development of additional generic cardiovascular products is ongoing, with ANDA filing dates for our other two ANDA projects with the U.S. Food and Drug Administration (“FDA”) expected in 2019.

The recent marketing partnership in 2019 for the ReDS™ point of care system ("ReDS™") again serves to strengthen our product portfolio and adds another revenue generating, in hospital product for Medicure. This year, as we focus on the sales and marketing of AGGRASTAT®, ZYPITAMAGTM, ReDS™ and SNP, we continue to explore additional opportunities to acquire, in-license or develop complimentary products that fit our suite of cardiovascular products.  The successful growth of AGGRASTAT® and the expansion of our talented commercial team provides the organizational asset that can be and is now being applied to additional commercial products.

Medicure has a strong balance sheet that we can leverage to acquire additional products for our commercial organization.  On behalf of the Board of Directors, I want to thank our shareholders, stakeholders and employees for their continued support while we manage our business. We remain committed to creating value for you and look forward to what lies ahead for 2019 and beyond.

Yours sincerely,

Albert D. Friesen, Ph.D.
Chairman, President and Chief Executive Officer

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Management’s Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) is current as of April 29, 2019 and should be read in conjunction with Medicure Inc.’s (“Medicure” or the “Company”) audited consolidated financial statements for year ended December 31, 2018 which have been prepared under International Financial Reporting Standards (“IFRS”) and the Company's annual report on Form 20-F for the year ended December 31, 2018. This MD&A was prepared with reference to National Instrument 51-102 “Continuous Disclosure Obligations” of the Canadian Securities Administrators. Except as otherwise noted, the financial information contained in this MD&A and in the Company’s consolidated financial statements has been prepared in accordance with IFRS. All amounts are expressed in Canadian dollars unless otherwise noted. Additional information regarding the Company is available on SEDAR at www.sedar.com and at the Company's website at www.medicure.com.

FORWARD-LOOKING STATEMENTS

This MD&A contains forward-looking information as defined in applicable securities laws (referred to herein as “forward-looking statements”) that reflect the Company’s current expectations and projections about its future results. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are based on the current assumptions, estimates, analysis and opinions of management of the Company made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors which the Company believes to be relevant and reasonable in the circumstances.

The Company uses words such as “believes,” “may,” “plan,” “will,” “estimate,” “continue,” “anticipates,” “intends,” “expects,” and similar expressions to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties, both known and unknown, as well as other factors that could cause the Company’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements.

Specifically, this MD&A contains forward-looking statements regarding, but not limited to:

•	the Company’s intention to sell and market its acute care cardiovascular drug, AGGRASTAT® in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;

•	the Company’s intention to sell and market its cardiovascular drug, ZYPITAMAGTM in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;

•	the Company’s intention to sell and market the ReDS™ in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;

•	the Company’s intention to sell and market its cardiovascular drug, SNP in the United States and its territories through the Company's U.S. subsidiary, Medicure Pharma, Inc.;

•	the Company’s intention to develop and implement clinical, regulatory and other plans to generate an increase in the value of AGGRASTAT®;

•	the Company’s intention to expand or otherwise improve the approved indications and/or dosing information contained within AGGRASTAT®’s approved prescribing information;

•	the Company’s intention to increase sales of AGGRASTAT®;

•	the Company’s intention to increase sales of ZYPITAMAGTM;

•	the Company’s intention to launch PREXXARTAN® (valsartan) oral solution, which is currently on hold pending resolution of the dispute between Carmel Biosciences, Inc. (“Carmel”) and the third-party manufacturer;

•	the Company’s intention to launch and generate sales of SNP;

•	the Company’s intention to generate sales of ReDS™;

•	the Company’s intention to develop pyridoxal 5 phosphate (“P5P”) or TARDOXALTM, formerly MC-1, for neurological disorders or other applications;

•	the Company’s intention to investigate and advance certain other product opportunities;

•	the Company’s intention to develop and commercialize additional cardiovascular generic drug products;

•	the Company’s intention and ability to obtain regulatory approval for the Company's products;

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Management’s Discussion and Analysis

•	the Company’s expectations with respect to the cost of the testing and commercialization of the Company's products;

•	the Company’s sales and marketing strategy;

•	the Company’s anticipated sources of revenue;

•	the Company’s intentions regarding the protection of the Company's intellectual property;

•	the Company’s intention to identify, negotiate and complete business development transactions (e.g. the sale, purchase, or license of pharmaceutical products or services);

•	the Company’s expectation in regards to the receipt of the holdback receivable funds;

•	the Company’s business strategy; and

•	the Company’s expectation that it will not pay dividends in the foreseeable future.

Inherent in forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company’s ability to predict or control that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such risk factors include, among others, the Company’s future product revenues, stage of development, additional capital requirements, risks associated with the completion and timing of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence upon collaborative partners, changes in government regulation or regulatory approval processes, and rapid technological change in the industry. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this MD&A. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about:

•	general business and economic conditions;

•	the impact of changes in Canadian-US dollar and other foreign exchange rates on the Company's revenues, costs and results;

•	the timing of the receipt of regulatory and governmental approvals for the Company's research and development projects;

•	the availability of financing for the Company's commercial operations and/or research and development projects, or the availability of financing on reasonable terms;

•	results of current and future clinical trials;

•	the uncertainties associated with the acceptance and demand for new products;

•	clinical trials not being unreasonably delayed and expenses not increasing substantially;

•	government regulation not imposing requirements that significantly increase expenses or that delay or impede the Company's ability to bring new products to market;

•	the Company's ability to attract and retain skilled management and staff;

•	the Company’s ability, amid circumstances and decisions that are out of the Company’s control, to maintain adequate supply of product for commercial sale;

•	inaccuracies and deficiencies in the scientific understanding of the interaction and effects of pharmaceutical treatments when administered to humans;

•	market competition;

•	tax benefits and tax rates; and

•	the Company's ongoing relations with its employees and with its business partners.

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Management’s Discussion and Analysis

Although management of the Company believes that these forward-looking statements are based on reasonable assumptions, a number of factors could cause the actual results, performance or achievements of the Company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements contained in this MD&A [and any documents incorporated by reference herein] are expressly qualified by this cautionary statement. The Company cautions the reader that the foregoing list of important factors and assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The reader should also carefully consider the matters discussed under “Risk Factors” in this MD&A which provides for additional risks and uncertainties relating to the Company and its business. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information or future events or otherwise, other than as may be required by applicable legislation.

OVERVIEW OF THE COMPANY

Medicure is a pharmaceutical company focused on the development and commercialization of therapies for the United States cardiovascular market. The Company’s present focus is the sale and marketing of its cardiovascular products, AGGRASTAT® owned by its subsidiary, Medicure International Inc. and ZYPITAMAGTM, licensed by Medicure International Inc. and subsequent to December 31, 2018, the sale and marketing of the ReDS™ medical device. The products are distributed in the United States and its territories through the Company’s U.S. subsidiary, Medicure Pharma, Inc. The Company’s registered office and head office is located at 2-1250 Waverley Street, Winnipeg, Manitoba, R3T 6C6.

In December 2017, the Company acquired an exclusive license to sell ZYPITAMAGTM in the U.S. and on May 1, 2018 the Company announced the commercial launch of ZYPITAMAGTM. The Company received approval from the FDA for its first ANDA for SNP and expects to launch the product mid-2019.

Subsequent to December 31, 2018, on January 28, 2019, the Company entered into an agreement with Sensible Medical Innovations Inc. ("Sensible") to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. ReDS™ was already being marketed to United States hospitals by Sensible and the Company has begun marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.  In addition, Medicure invested US$10.0 million in Sensible for a 7.71% equity stake on a fully diluted basis.

The Company’s research and development program is focused on making selective research and development investments in certain additional acute cardiovascular generic and reformulation product opportunities, as well as continuing the development and implementation of its regulatory, brand and life cycle management strategy for AGGRASTAT®. The Company is also continuing to explore neurological treatment applications of its legacy product P5P (MC-1, TARDOXALTM). The Company is actively seeking to acquire, license and/or enter into marketing partnerships for additional products as evidenced by the in licensing of ZYPITAMAGTM in December 2017 and the marketing partnership for ReDS™ in January 2019. The Company is focused on the development of additional cardiovascular generic drugs which is expected to transform the Company’s commercial suite of products to more than five approved products in 2020.

The increased sales of AGGRASTAT® experienced over recent years and the staged acquisition and subsequent sale of the Apicore business completed in 2016 and 2017 have dramatically improved the Company’s financial position compared to previous years.

The ongoing focus of the Company includes AGGRASTAT®, ZYPITAMAGTM, sales and marketing of ReDS™, the launch of SNP and the development of additional generic cardiovascular products. In parallel with the Company’s ongoing commitment to support AGGRASTAT®, its valued customers and the continuing efforts of the commercial organization, the Company is in the process of developing and further implementing its regulatory, brand and life cycle management strategy for AGGRASTAT®. The objective of this effort is to further expand AGGRASTAT®’s share of the glycoprotein GP IIb/IIIa (“GPI”) inhibitor market in the United States. GPIs are injectable platelet inhibitors used in the treatment of patients with acute coronary syndrome (“ACS”). The marketing and sales of ZYPITAMAGTM became a key focus of the Company during 2018.

The Company has financed its operations principally through the net revenue received from the sale of AGGRASTAT®, the sale of its equity securities, the issuance and subsequent exercises of warrants and stock options, interest on excess funds held, and the issuance of debt. As announced on October 3, 2017, the Company sold the Apicore business for net proceeds to Medicure of approximately US$105 million, as well as additional contingent payments. The funds generated from the sale of Apicore were partially used to repay the Company’s long-term debt and the remaining funds will be invested and used to finance the Company’s operations, development and growth moving forward.

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Management’s Discussion and Analysis

RECENT DEVELOPMENTS

Update on Holdback Funds from Apicore Sale

Subsequent to December 31, 2018, on February 13, 2019, the Company announced that it had received notice from the purchaser of Medicure's interests in Apicore of potential claims against funds held back in respect of representations and warranties under the Apicore sale agreement. The notice did not contain sufficiently detailed information to enable Medicure to assess the merits of the claims with the maximum exposure of the claims being the total holdback receivable. The Company will proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback funds released. In conjunction with the sale of Medicure's interests in Apicore, representation and warranty insurance was obtained by the purchaser that could result in mitigation of the potential claims.

Agreement to Market ReDS™ device

Subsequent to December 31, 2018, on January 28, 2019 the Company announced it had entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDS is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient's condition and may lead to a significant decrease in readmissions and hospital costs.  Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ is already marketed to U.S. hospitals by Sensible and Medicure expects to begin marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

In addition, Medicure invested US$10.0 million in Sensible for a 7.71% equity stake on a fully diluted basis. In connection with the investment, Medicure's President and CEO, Dr. Albert D. Friesen, has been appointed to the Board of Directors of Sensible.

Filing of Patent Infringement Action

On November 16, 2018, the Company announced that it had filed a patent infringement action against Gland Pharma Ltd. (“Gland”) in the U.S. District Court for the District of New Jersey, alleging infringement of U.S. Patent No. 6,770,660 (“the ’660 patent”).

The patent infringement action was in response to Gland’s filing of an ANDA seeking approval from the FDA to market a generic version of AGGRASTAT® before the expiration of the ’660 patent. The ’660 patent is listed in FDA’s Orange Book for AGGRASTAT®. Medicure will vigorously defend the ’660 patent and will pursue the patent infringement action against Gland and all other legal options available to protect its patent rights.

FDA Approval of Sodium Nitroprusside Injection

On August 13, 2018, the Company announced that the FDA approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. The Company continues to develop two additional generic versions of acute cardiovascular drugs and explore other potential development opportunities.

Normal Course Issuer Bid

On May 16, 2018, the Company announced that the TSX Venture Exchange ("TSXV") accepted the Company's notice of intention to make a normal course issuer bid ("NCIB"). In the opinion of the Company, its common shares have been trading at prices that do not reflect its underlying value. Accordingly, the Company believes that purchasing its common shares for cancellation, at present pricing, represents an opportunity to enhance value for its shareholders.

Under the terms of the NCIB, the Company may acquire up to an aggregate of 794,088 common shares. The NCIB commenced on May 28, 2018 and will end on May 27, 2019, or on such earlier date as the Company may complete its maximum purchases under the NCIB. The actual number of common shares which will be purchased, if any, and the timing of such purchases will be determined by the Company. All common shares purchased by the Company will be purchased on the open market through the facilities of TSXV by PI Financial Corp. ("PI") acting on behalf of the Company in accordance with the policies of the TSXV and will be surrendered by the Company to its transfer agent for cancellation. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.

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Management’s Discussion and Analysis

The Company also announced that it has entered into an automatic share purchase plan with PI (the “Plan”) in order to facilitate repurchases of its common shares under the NCIB. Under the Plan, PI may purchase common shares under the NCIB at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.

Purchases under the Plan will be made by PI based upon parameters prescribed by the TSXV, applicable Canadian securities laws and terms of the Plan.

During the year ended December 31, 2018 the Company repurchased and cancelled 441,400 common shares. The aggregate price paid for these common shares totaled $3,021,340. As a result of the NCIB, during the year ended December 31, 2018 the Company recorded $479,993 directly in its retained deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $3,501,333.

Subsequent to December 31, 2018, the Company repurchased an additional 159,900 common shares to be cancelled for an aggregate cost of $999,826.

Acquisition of ZYPITAMAGTM License

On December 14, 2017 and subsequently up-dated on March 7, 2018, the Company announced it had acquired from Zydus, an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 the Company announced the commercial availability of ZYPITAMAGTM in retail pharmacies throughout the United States. The Company’s product launch has utilized its existing commercial infrastructure.

Divesture of Apicore

On October 3, 2017, the Company announced that it sold its interests in Apicore (the “Apicore Sale Transaction”) to an arm’s length, pharmaceutical company (the “Buyer”). Under the Apicore Sale Transaction, the Company received net proceeds of approximately U.S.$105 million of which approximately U.S.$55 million was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback that was to be received in 2019 as per the terms of the agreements (Refer to “Update on Holdback Funds from Apicore Sale”). These funds received and yet to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

On February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, up to U.S.$10 million became payable in 2019 based on the release of certain holdback funds (Refer to “Update on Holdback Funds from Apicore Sale”).

Licensing of PREXXARTAN®

On October 31, 2017, the Company announced that it had acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution, which treats hypertension, in the U.S. and its territories from Carmel for a seven-year term with extensions to the term available. Medicure acquired the license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval. Carmel would also be entitled to receive royalties and milestone payments from the net revenues of PREXXARTAN®. PREXXARTAN® had been granted tentative approval by the FDA and the tentative approval was converted to final approval on December 19, 2017.

As announced on March 19, 2018 and up-dated on March 28, 2018, all PREXXARTAN® related activities were placed on hold by the Company pending the resolution of a dispute that Medicure became aware of between the owner of the New Drug Application (“NDA”), Carmel and the third-party manufacturer of the product. The Company was also named in a civil claim in Florida between the third party manufacturer and Carmel. The claim disputed the rights granted to Medicure by Carmel in regards to PREXXARTAN®. More recently the claim against the Company has been withdrawn, however the dispute between Carmel and the third-party manufacturer continues.

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Management’s Discussion and Analysis

Medicure had intended to launch PREXXARTAN® during the first half of 2018. To date, only an up-front payment of U.S.$100,000, has been made to Carmel in regards to PREXXARTAN® and the Company has reserved all of its rights under the license agreement with Carmel for PREXXARTAN®.

Granting of Stock Options

On December 19, 2017, the Company announced that its Board of Directors had approved the grant of an aggregate of 576,000 stock options to certain directors, officers, employees, management company employees and consultants of the Company pursuant to its stock option plan of which 476,000 were issued in 2017, with the remaining 100,000 stock options issued on January 8, 2018. These options, which were subject to the approval of the TSXV, are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $7.20 per share.

On February 1, 2018, the Company announced that its Board of Directors had approved the grant of 100,000 stock options to an officer of the Company pursuant to its stock option plan. These options, which were subject to the approval of the TSXV, are set to expire on the fifth anniversary of the date of grant and were issued at an exercise price of $7.30 per share.

COMMERCIAL

In fiscal 2007, the Company through its wholly owned Barbadian subsidiary, Medicure International Inc., acquired the U.S. rights to its first commercial product, AGGRASTAT®, in the United States and its territories (Puerto Rico, Virgin Islands, and Guam). AGGRASTAT®, a GPI, is used for the treatment of ACS, including unstable angina (chest pain) (“UA”), which is characterized by chest pain when one is at rest, and non Q wave myocardial infarction (“MI”). AGGRASTAT® is indicated to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with non ST elevation acute coronary syndrome (“NSTE ACS”). Under a contract with Medicure International Inc., the Company’s wholly owned U.S. subsidiary, Medicure Pharma Inc., continues to support, market and distribute the product. Through a services agreement with Medicure Inc., work related to AGGRASTAT® is primarily conducted by staff based in Winnipeg, Canada, with support from third party contractors.

Net revenue from the sale of AGGRASTAT® for the year ended December 31, 2018 increased by 5% over the net revenue from the sale of AGGRASTAT® for the year ended December 31, 2017.

Hospital demand for AGGRASTAT® continued to increase compared to the prior year with the number of new hospital customers using AGGRASTAT® continuing to increase leading to patient market share held by the product increasing to over 50% during the year ended December 31, 2017 and to approximately 65% as at December 31, 2018. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT®. The Company continues to expect strong performance from the AGGRASTAT® brand, primarily its patient market share, but diversifying revenues away from a single product became increasingly important for the Company during 2018 and continues to occur during 2019.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the High Dose Bolus (“HDB”) regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar during the second half of 2018 when compared to the 2017, Canadian dollar revenue growth increased, however it was offset by the increasing price pressures facing AGGRASTAT® when comparing the two periods.

On December 14, 2017 and subsequently up-dated on March 7, 2018, the Company announced it had acquired from Zydus, an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM is used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia and was approved in July 2017 by the FDA for sale and marketing in the United States. On May 1, 2018 the Company announced the commercial availability of ZYPITAMAGTM in retail pharmacies throughout the United States. The Company’s product launch has utilized its existing commercial infrastructure. While not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM adds to the Company’s cardiovascular portfolio and expands the Company’s reach to new patients. ZYPITAMAGTM contributed $652,000 of revenue to the Company during year ended December 31, 2018 and although early into the commercial availability of the product the Company continues to work towards growing the ZYPITAMAGTM brand.

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Management’s Discussion and Analysis

Going forward and contingent on sufficient finances being available, the Company intends to further expand revenue through marketing and promotional activities, strategic investments related to AGGRASTAT® and ZYPITAMAGTM, the launch of SNP and the sales and marketing of ReDS™, as well as the licensing, acquisition and/or development of other cardiovascular products that fit the commercial organization.

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016. The Company continues to develop two additional generic versions of acute cardiovascular drugs and explore other potential development opportunities.

The Company is primarily focusing on:

Maintaining and growing AGGRASTAT® sales in the United States

The Company continues to work to expand the sales of AGGRASTAT® in the United States. The present market for GPIs is based on wholesaler acquisition cost, of which AGGRASTAT® is one of three agents, is approximately U.S.$180 million per year (2017). The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

As stated previously, one of the Company’s primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's supplemental new drug application (“sNDA”). The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®. The product format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT® bolus dose (25 mcg/kg). Development of the bolus vial was in response to feedback from interventional cardiologists and catheterization lab nurses from across the United States. Commercial launch of the bolus vial took place in October of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors.

Commercial launch of ZYPITAMAGTM

The Company acquired an exclusive license to sell and market ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM, used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia, was approved early in 2017 by the FDA for sale and marketing in the United States and its territories and on May 1, 2018 the Company launched ZYPITAMAGTM commercially in retail pharmacies throughout the United States. The Company’s product launch has utilized its existing commercial infrastructure. While not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM adds to the Company’s cardiovascular portfolio and expands the Company’s reach to new patients. ZYPITAMAGTM contributed $652,000 of revenue to the Company during the year ended December 31, 2018 and although early into the commercial availability of the product the Company continues to work towards growing the ZYPITAMAGTM brand.

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Management’s Discussion and Analysis

Acquisitions, licensing or marketing partnerships for new commercial products

In addition to the acquisitions of licenses in the United States for ZYPITAMAGTM, the Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

Subsequent to December 31, 2018, on January 28, 2019 the Company announced it had entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient's condition and may lead to a significant decrease in readmissions and hospital costs.  Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ is already marketed to U.S. hospitals by Sensible and Medicure expects to begin marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

Developing additional cardiovascular generic and reformulation products

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure.). The filing of the ANDA was previously announced by the Company on December 13, 2016.

Medicure has also begun the development of two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

The Company’s intention is that SNP will be launched using its existing commercial organization and infrastructure in mid-2019.

RESEARCH AND DEVELOPMENT

The Company’s research and development activities are predominantly conducted by its wholly-owned Barbadian subsidiary, Medicure International Inc.

AGGRASTAT®

One of the primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®. The extent to which the Company is able to invest in this plan is dependent upon the availability of sufficient finances and the expected returns from those investments.

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's sNDA. The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On April 23, 2015, the Company announced that the FDA approved a revision to the duration of the bolus delivery for the AGGRASTAT® HDB regimen. The dosing change and label modification was requested by the Company to help health care professionals more efficiently meet patient-specific administration needs and to optimize the implementation of AGGRASTAT® at new hospitals. The newly approved labeling supplement now allows the delivery duration of the AGGRASTAT® HDB (25 mcg/kg) to occur anytime within 5 minutes, instead of the previously specified duration of 3 minutes. This change was part of the Company’s ongoing regulatory strategy to expand the applications for AGGRASTAT®.

On September 10, 2015, the Company announced that it submitted a sNDA to the FDA to expand the label for AGGRASTAT® to include the treatment of patients presenting with ST-segment elevation myocardial infarction (“STEMI”). If approved for STEMI, AGGRASTAT® would be the first in its class of GPIs to receive such a label in the United States.

10

Management’s Discussion and Analysis

In previous communication with the Company, the FDA’s Division of Cardiovascular and Renal Drug Products indicated its willingness to review and evaluate this label change request based substantially on data from the On-TIME 2 study, with additional support from published studies and other data pertinent to the use of the AGGRASTAT® HDB regimen in the treatment of STEMI. The efficacy and safety of the HDB regimen in STEMI has been evaluated in more than 20 clinical studies involving over 11,000 patients and is currently recommended by the ACCF/AHA Guideline for the Management of STEMI.

On July 7, 2016, the Company received a Complete Response Letter (“CRL”) from the FDA for its sNDA requesting an expanded indication for patients presenting with STEMI. The FDA issued the CRL to communicate that its initial review of the application was completed; however, it could not approve the application in its present form and requested additional information. The Company continues to work directly with the FDA to address these comments.

The sNDA filing was accompanied by a mandatory U.S.$1.2 million user fee paid by Medicure International Inc. to the FDA. In December 2016, the Company received a waiver and full refund of the user fee which had been paid and expensed during fiscal 2015.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®.

This product format is a concentrated, 15 ml vial containing sufficient drug to administer the FDA approved, HDB of 25 mcg/kg given at the beginning of treatment. AGGRASTAT® is also sold two other sizes, a 100 ml vial and a 250 ml bag. The existing, pre-mixed products continue to be available, providing a convenient concentration for administering the post-HDB maintenance infusion of 0.15 mcg/kg/min. (Approved Dosing: Administer intravenously 25 mcg/kg within 5 minutes and then 0.15 mcg/kg/min for up to 18 hours). Commercial launch of the bolus vial occurred during the fourth quarter of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

Another aspect of the AGGRASTAT® strategy is to advance studies related to the contemporary use and future regulatory positioning of the product. On May 10, 2012, the Company announced the commencement of enrolment in a clinical trial of AGGRASTAT® entitled “Shortened AGGRASTAT® Versus Integrilin in Percutaneous Coronary Intervention” (“SAVI-PCI”). SAVI PCI is a randomized, open-label study enrolling patients undergoing percutaneous coronary intervention (“PCI”) at sites across the United States. The study was designed to evaluate whether patients receiving the HDB regimen of AGGRASTAT® (25 mcg/kg bolus over 3 minutes) followed by an infusion of 0.15 mcg/kg/min for a shortened duration of 1 to 2 hours will have outcomes that are similar, or “non-inferior,” to patients receiving a 12 to 18-hour infusion of Integrilin® (eptifibatide) (Merck & Co., Inc.) at its FDA approved dosing regimen.

The primary objective of SAVI-PCI is to demonstrate AGGRASTAT® is non-inferior to Integrilin with respect to the composite endpoint of death, PCI-related myocardial infarction, urgent target vessel revascularization, or major bleeding within 48 hours following PCI or hospital discharge. The secondary objectives of this study include the assessment of safety as measured by the incidence of major bleeding.

The first patient was enrolled in June 2012. Enrolment was completed during the fourth quarter of 2018 and analysis of the results is currently under way.

Cardiovascular Generic and Reformulation Products

Through an ongoing research and development investment, the Company is exploring new product opportunities in the interest of developing future sources of revenue and growth.

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure. The filing of the ANDA was previously announced by the Company on December 13, 2016.

The Company’s intention is that SNP will be launched using its existing commercial organization and infrastructure in mid-2019.

The Company is focused on the development of two additional cardiovascular generic drugs. When combined with the ANDA described above and the recent acquisition of an exclusive license for ZYPITAMAGTM and the marketing partnership for ReDSTM, the Company expects to transform its commercial suite of products from two products as of December 31, 2018 to at least five approved products in 2020.

11

Management’s Discussion and Analysis

The Company had been devoting a modest amount of resources to its research and development programs, including, but not limited to the development of TARDOXALTM (pyridoxal 5 phosphate (“P5P”) formerly known as MC-1) for neurological conditions such as Tardive Dyskinesia. This work included, but was not limited to, working with the FDA to better understand and refine the next steps in development of the product. The advancement of TARDOXALTM is currently on hold. The Company changed its focus from TARDOXALTM to other uses of P5P and continues to devote time and resources to the advancement of P5P development.

The following table summarizes the Company’s research and development programs, their therapeutic focus and their stage of development.

Product Candidate	Therapeutic focus	Stage of Development
AGGRASTAT®	Acute Cardiology	Approved/Marketed – Additional studies underway
ZYPITAMAGTM	Primary Hyperlipidemia or Mixed Dyslipidemia	Approved/Marketed
ReDSTM	Heart Failure – Medical Device	Approved/Marketed
PREXXARTAN®	Hypertension	Approved – Commercial launch on hold
SNP	Acute Cardiology	ANDA approved – pre-launch activities underway
Generic ANDA 2	Acute Cardiology	Formulation development underway
Generic ANDA 3	Acute Cardiology	Formulation development underway
TARDOXALTM/P5P	TD/Neurological indications	On hold/Regulatory and clinical planning underway

Other Products

The Company is investing in the research and development of other new product development opportunities. The Company is also exploring opportunities to grow the business through acquisition. The Company has evaluated and continues to evaluate the acquisition or license of other approved commercial products with the objective of further broadening its product portfolio and generating additional revenue.

DIVESTURE OF APICORE

On October 3, 2017, the Company announced the completion of the Apicore Sale Transaction to the Buyer. Under the Apicore Sale Transaction, the Company received net proceeds of approximately U.S.$105 million of which approximately U.S.$55 million was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback receivable of U.S. $10 million that is due in 2019. These funds received and yet to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

On February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, up to U.S.$10 million became payable in 2019 based on the release of certain holdback funds (Refer to “Update on Holdback Funds from Apicore Sale”).

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenue and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

12

Management’s Discussion and Analysis

Areas where management has made critical judgments in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements include the determination of the Company’s and its subsidiaries’ functional currencies.

Information about key assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the next financial year are as follows:

•	the valuation of the holdback receivable

•	the valuation of the royalty obligation

•	the provisions for returns, chargebacks, rebates and discounts

•	the measurement of intangible assets

•	the measurement of the amount and assessment of the recoverability of income tax assets and income provisions

Valuation of financial instruments

The Company initially recognizes a financial asset on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently measured as (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). Financial assets are classified as FVTPL if they have not been classified and measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the Company may irrevocably designate the presentation of subsequent changes in the fair value of such equity instrument as FVTPL.

The Company derecognizes a financial asset when the contractual cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

Financial assets and liabilities are offset and the net amount presented in the consolidated statements of financial position when, and only when, the Company has a legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has classified all of its non-derivative financial assets as financial assets measured at amortized cost, except for the consideration receivable and the holdback receivable, which are classified as FVTPL. The Company has not classified any financial assets as FVOCI.

A non-derivative financial asset is measured at amortized cost when both of the following conditions are met: (i) the asset is held within a business model whose objective is to hold assets in order to collect the contractual cash flows; and (ii) the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. Such assets are recognized initially at fair value plus any directly attributable transaction costs and measured at amortized cost using the effective interest method subsequent to initial recognition. Financial assets measured at amortized cost are cash and cash equivalents, short-term investments and accounts receivable.

All financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Such financial liabilities are recognized initially at fair value plus any directly attributable transaction costs. All financial liabilities are measured at amortized cost, except for any financial liabilities measured at FVTPL. A financial liability may no longer be reclassified subsequent to initial recognition. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method. The Company decognizes a financial liability when its contractual obligations are discharged, cancelled or when they expire.

The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently measured at amortized cost using the effective interest rate method at each reporting date. Estimating fair value for this liability required determining the most appropriate valuation model which was dependent on its underlying terms and conditions. This estimate also required determining expected revenue from AGGRASTAT® sales and an appropriate discount rate and making assumptions about them.

13

Management’s Discussion and Analysis

Provision for returns, chargebacks, rebates and discounts

The Company has two commercially available products, AGGRASTAT® and ZYPITAMAG™ (the “Products”) which it provides to United States customers. The Products are sold to wholesalers for resale; with AGGRASTAT® sold by the wholesalers to hospitals, while ZYPITAMAG™ is sold to pharmacies. Revenue from the sale of Products is recognized upon the receipt of goods by a wholesaler, the point in time in which title and control of the transferred goods pass from the Company to the wholesale customer. At this point in time, the wholesaler has gained the sole ability to route the goods, and there are no unfulfilled obligations that could affect the wholesaler’s acceptance of the goods. Delivery of the product occurs when the goods have been shipped to the wholesaler and the wholesaler has accepted the products in accordance with the terms of the sale.

Sales are made subject to certain discounts available for prompt payment, volume discounts, rebates or chargebacks. Revenue from these sales is recognized based on the price specified per the pricing terms of the sales invoices, net of the estimated discounts. Variable consideration is based on historical information, using the expected value method. Revenue is only recognized to the extent that it is highly probable that a significant reversal will not occur. A liability is included within accounts payable and accrued liabilities and is measured for expected payments that will be made to the customers for the discounts in which they are entitled. Sales do not contain an element of financing as sales are made with credit terms within the normal operating cycle of the date of the invoice, which is consistent with market practice.

The measurement of intangible assets

Intangible assets that are acquired separately are measured at cost less accumulated amortization and accumulated impairment losses. Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures are recognized in profit or loss as incurred.

Licenses are amortized on a straight-line basis over the contractual term of the acquired license. Patents are amortized on a straight-line basis over the legal life of the respective patent, ranging from five to twenty years, or its economic life, if shorter. Trademarks are amortized on a straight-line basis over the legal life of the respective trademark, being ten years, or its economic life, if shorter. Customer lists are amortized on a straight-line basis over approximately twelve years, or its economic life, if shorter.

Amortization on licenses commences when the intangible asset is available for use, which would typically be in connection with the commercial launch of the associated product under the license.

Following initial recognition, intangible assets are carried at cost less accumulated amortization and accumulated impairment losses. The cost of servicing the Company's patents and trademarks are expensed as incurred.

The amortization method and amortization period of an intangible asset with a finite useful life are reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortization period or method, as appropriate, and are treated as changes in accounting estimates in the consolidated statements of net income and comprehensive income.

The measurement of the amount and assessment of the recoverability of income tax assets

The Company and its subsidiaries are generally taxable under the statutes of their country of incorporation.

Income tax expense comprises current and deferred taxes. Current taxes and deferred taxes are recognized in profit or loss except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.

Current taxes are the expected tax receivable or payable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax receivable or payable in respect of previous years.

The Company follows the liability method of accounting for deferred taxes. Under this method, deferred taxes are recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred taxes are not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred taxes are not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred taxes are measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax assets and liabilities on a net basis or their tax assets and liabilities will be realized simultaneously.

14

Management’s Discussion and Analysis

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

The Company has provided for income taxes, including the impacts of tax legislation in various jurisdictions, in accordance with guidance issued by accounting regulatory bodies, the Canada Revenue Agency, the U.S. Internal Revenue Service, the Barbados Revenue Authority, the Mauritius Revenue Authority, as well as other state and local governments through the date of the issuance of these Consolidated Financial Statements. Additional guidance and interpretations can be expected and such guidance, if any, could impact future results. While management continues to monitor these matters, the ultimate impact, if any, as a result of the application of any guidance issued in the future cannot be determined at this time.

The Company and its subsidiaries file federal income tax returns in Canada, the United States, Barbados and other foreign jurisdictions, as well as various provinces and states in Canada and the United States. The Company and its subsidiaries have open tax years, primarily from 2009 to 2018, with significant taxing jurisdictions, including Canada, the United States and Barbados. These open years contain certain matters that could be subject to differing interpretations of applicable tax laws and regulations and tax treaties, as they relate to the amount, timing or inclusion of revenues and expenses, or the sustainability of income tax positions of the Company and its subsidiaries. Certain of these tax years may remain open indefinitely.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, would be recognized subsequently if information about facts and circumstances changed. The adjustment would either be treated as a reduction to goodwill if it occurred during the measurement period or in profit or loss, when it occurs subsequent to the measurement period.

NEW ACCOUNTING STANDARDS AND INTERPRETATIONS

Set out below is the impact of the mandatory adoption of new standards:

IFRS 9, Financial Instruments: Classification and Measurement ("IFRS 9")

Effective January 1, 2018, the Company has adopted IFRS 9 retrospectively. Prior periods were not restated and no material changes resulted from adoption of this new standard. IFRS 9 introduced a revised model for classification and measurement of financial instruments, which has resulted in several financial instrument reclassification changes by the Company. There were no quantitative impacts from adoption of IFRS 9.

Upon recognition of a financial asset, classification is made based on the business model for managing the asset and the asset’s contractual cash flow characteristics. The financial asset is initially recognized at its fair value and subsequently classified and measured as (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). Financial assets are classified as FVTPL if they have not been classified as measured at amortized cost or FVOCI. Upon initial recognition of an equity instrument that is not held-for-trading, the Company may irrevocable designate the presentation of subsequent changes in the fair value of such equity instrument as FVTPL.

The Company recognizes a financial liability on the trade date in which it becomes a party to the contractual provisions of the instrument at fair value plus any directly attributable costs. Financial liabilities are subsequently measured at amortized cost or FVTPL, and are not subsequently reclassified.

An “expected credit loss” impairment model applies which requires a loss allowance to be recorded on financial assets measured at amortized cost based on their expected credit losses. An estimate is made to determine the present value of future cash flows associated with the asset, and if required, an impairment loss is recorded. The impairment loss reduces the carrying value of the impaired financial asset to the value of the estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate is recorded either directly or through the use of an allowance account and the resulting impairment loss is recorded in profit or loss.

Below is a summary showing the classification and measurement basis for the Company’s financial instruments as a result of the adoption of IFRS on January 1, 2018 with a comparison to the previous classification under IAS 39:

15

Management’s Discussion and Analysis

Financial instrument	Classification under IAS 39	Classification under IFRS 9
Financial assets
Cash and equivalents	Loans and receivables	Amortized cost
Short-term investments	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Consideration receivable	Loans and receivables	FVTPL
Holdback receivable	Loans and receivables	FVTPL

Financial liabilities
Accounts payable and accrued liabilities	Other financial liabilities	Amortized cost
Accrued transaction costs	Other financial liabilities	Amortized cost
Current portion of royalty obligation	Other financial liabilities	Amortized cost
Royalty obligation	Other financial liabilities	Amortized cost
License fee payable	Other financial liabilities	Amortized cost
Other long-term liabilities	Other financial liabilities	Amortized cost

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

Effective January 1, 2018, the Company has adopted IFRS 15 retrospectively. Prior periods were not restated and no material changes resulted from adoption of this new standard. IFRS 15 provides a model for the recognition and measurement of gains or losses from sales of some non-financial assets. The core principle is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The adoption of the standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. There were no quantitative impacts from adoption of IFRS 15.

IFRS 2, Share-based Payments (“IFRS 2”)

Effective January 1, 2018, the Company has adopted the required amendments to IFRS 2, which provides requirements on the accounting for the effects of vesting and non-vesting conditions on the measurement of cash-settled share-based payments, share-based payment transactions with a net settlement feature for withholding tax obligations, and a modification to the terms and conditions of a share-based payments that changes the classification of the transaction from cash-settled to equity settled. There were no quantitative impacts from adoption of the amendments to IFRS 2.

NEW ACCOUNTING STANDARD NOT YET ADOPTED

As at December 31, 2018, the following standard has been issued but is not yet effective:

IFRS 16, Leases ("IFRS 16")

In January 2016, the IASB issued IFRS 16 which requires lessees to recognize assets and liabilities for most leases. Lessees will have a single accounting model for all leases, with certain exemptions. The new standard is effective January 1, 2019, with limited early application permitted. The new standard permits lessees to use either a full retrospective or a modified retrospective approach on transition for leases existing at the date of transition, with options to use certain transition reliefs. The Company has evaluated the standard and does not expect a material impact on its consolidated financial statements as a result of its adoption.

SELECTED FINANCIAL INFORMATION

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the results of commercial operations, development projects and/or the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners. The selected financial information provided below is derived from the Company's unaudited quarterly condensed consolidated interim financial statements for each of the last eight quarters. All information is presented under IFRS.

16

Management’s Discussion and Analysis

(in thousands of CDN$, except per share data)	December 31, 2018	September 30, 2018	June 30, 2018	March 31, 2018
Revenue, product sales, net	$7,895	$7,350	$7,800	$6,064
Cost of goods sold	(1,188)	(974)	(1,201)	(789)
Selling, general and administrative	(5,835)	(4,690)	(5,047)	(3,930)
Research and development	(3,302)	(1,400)	(1,070)	(909)
Revaluation of holdback receivable	(1,473)	-	-	-
Finance income (expense), net	718	155	179	8
Foreign exchange gain (loss), net	5,341	(916)	1,023	1,013
Income (loss) for the period from continuing operations	1,517	(545)	1,595	1,359
Income (loss) from discontinued operations	-	-	-	-
Income (loss) for the period	1,517	(545)	1,595	1,359
Basic earnings (loss) per share from continuing operations	$0.10	$(0.03)	$0.10	$0.09
Diluted earnings (loss) per share from continuing operations	$0.09	$(0.03)	$0.09	$0.08
Basic earnings (loss) per share from discontinued operations	$-	$-	$-	$-
Diluted earnings (loss) per share from discontinued operations	$-	$-	$-	$-

(in thousands of CDN$, except per share data)	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017
Revenue, product sales, net	$5,028	$7,037	$8,055	$7,013
Cost of goods sold	(1,289)	(844)	(778)	(554)
Selling, general and administrative	(3,677)	(3,578)	(4,092)	(3,521)
Research and development	(1,586)	(807)	(1,445)	(1,310)
Revaluation of holdback receivable	82	-	-	-
Finance income (expense), net	88	(290)	(317)	(318)
Foreign exchange (loss) gain, net	(279)	181	268	6
Income for the period from continuing operations	7,210	1,565	1,539	1,183
Income (Loss) from discontinued operations	44,239	(5,872)	(184)	(6,259)
(Loss) income for the period	51,449	(4,308)	1,355	(5,076)
Basic earnings per share from continuing operations	$0.46	$0.10	$0.10	$0.08
Diluted earnings per share from continuing operations	$0.39	$0.09	$0.09	$0.07
Basic (loss) earnings per share from discontinued operations	$2.81	$(0.38)	$(0.01)	$(0.40)
Diluted (loss) earnings per share from discontinued operations	$2.42	$(0.38)	$(0.01)	$(0.40)

17

Management’s Discussion and Analysis

Net income for the three-month period ended December 31, 2018 totaled $1.5 million compared to net income of $51.4 million for the three months ended December 31, 2017. Significant variances are as follows:

•	During the three months ended December 31, 2017, the Company recorded income from discontinued operations of $44.2 million, which includes the gain on the sale of the Apicore business resulting from the Apicore Sale Transaction.

•	During the three months ended December 31, 2017, the Company recorded a significant income tax recovery as a result of the use of its Canadian losses resulting from the sale of the Apicore business which occurred in the fourth quarter of 2017. This compares to income tax expense during the three months ended December 31, 2018.

•	An increase of $2.1 million in selling, general and administrative expenses primarily as a result of additional selling expenses relating to the commercial operations of ZYPITAMAGTM during the three months ended December 31, 2018.

•	An increase of $1.7 million of research and development expenses resulting from the timing or research and development expenses relating to the Company’s development projects.

•	A $1.5 million expense pertaining to the revaluation of the holdback receivable was recorded during the three months ended December 31, 2018 with no corresponding amount during the three months ended December 31, 2017.

Partially offset by:

•	An increase in net revenues from commercial products of $2.9 million resulting from a higher U.S. dollar exchange rate when comparing the two periods and increased volume of AGGRASTAT® sold, which offset higher discounting pertaining to the product as a result of increased pricing pressure from competitors.

•	An increase in net finance income of $0.6 million primarily relating to increase in finance income as a result of the increase in cash and short-term investments held by the Company during the three months ended December 31, 2018 and the repayment of the MIOP loan during 2017 resulting in no interest on long-term debt being incurred during 2018.

•	An increase in net foreign exchange gain of $5.3 million as a result of the impact of the appreciation of the Canadian dollar against the U.S. dollar on U.S. dollar denominated cash and short-term investments being held by the Company at December 31, 2018.

RESULTS OF OPERATIONS

Revenue

The change in revenue for the years ended December 31, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	2018	2017	Increase
AGGRASTAT® revenue, net	$28,457	$27,133	$1,324
ZYPITAMAGTM revenue, net	652	-	652
	$29,109	$27,133	$1,976

Net AGGRASTAT® product sales for year ended December 31, 2018 were $28.5 million compared to $27.1 million during the year ended December 31, 2017.

The Company currently sells finished AGGRASTAT® to drug wholesalers. These wholesalers subsequently sell AGGRASTAT® to the hospitals where health care providers administer the drug to patients. Wholesaler management decisions to increase or decrease their inventory of AGGRASTAT® may result in sales of AGGRASTAT® to wholesalers that do not track directly with demand for the product at hospitals.

18

Management’s Discussion and Analysis

Hospital demand for AGGRASTAT® continued to increase compared to the prior year with the number of new hospital customers using AGGRASTAT® continuing to increase leading to patient market share held by the product increasing to over 50% during the year ended December 31, 2017 and to approximately 65% as at December 31, 2018. The Company's commercial team continues to work on expanding its customer base, however this continued increase in the customer base for AGGRASTAT® has not directly resulted in corresponding revenue increases as the Company continues to face increased competition resulting from further genericizing of the Integrilin market which has created pricing pressures on AGGRASTAT®. The Company continues to expect strong performance from the AGGRASTAT® brand, primarily its patient market share, but diversifying revenues away from a single product became increasingly important for the Company during 2018 and continues to occur during 2019.

The number of new customers reviewing and implementing AGGRASTAT® increased sharply since October 11, 2013 as a result of FDA approval of the High Dose Bolus (“HDB”) regimen for AGGRASTAT® and due to the increased marketing and promotional efforts of the Company.

As all of the Company’s sales are denominated in U.S. dollars and the U.S. dollar improved in value against the Canadian dollar during the second half of 2018 when compared to the 2017, Canadian dollar revenue growth increased, however it was offset by the increasing price pressures facing AGGRASTAT® when comparing the two periods. Net revenue from AGGRASTAT® in U.S. dollars for 2018 totaled $21.9 million compared to $20.9 million in 2017.

ZYPITAMAGTM contributed $652,000 of revenue to the Company during the year ended December 31, 2018 and although early into the commercial availability of the product the Company continues to work towards growing the ZYPITAMAGTM brand.

Cost of goods sold

The change in cost of goods sold for the years ended December 31, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	2018	2017	Increase
AGGRASTAT®	$3,723	$3,465	$258
ZYPITAMAGTM	429	-	429
	$4,152	$3,465	$687

Cost of goods sold represents direct product costs associated with AGGRASTAT® and ZYPITAMAGTM, including write-downs for obsolete inventory and amortization of the related intangible assets.

AGGRASTAT® cost of goods sold for the year ended December 31, 2018 was $3.7 million compared to $3.5 million for the comparable period in the prior year. For the year ended December 31, 2018, the increases to cost of goods sold is the result of higher volume of AGGRASTAT product sold offset by a significant write-down of expired inventory during the year ended December 31, 2017. During the year ended December 31, 2018, the Company wrote-off inventory of $3,000 that had expired or was otherwise unusable, compared to $385,000 during the year ended December 31, 2017.

ZYPITAMAGTM cost of goods sold for the year ended December 31, 2018 is $142,000 relating to the cost of the ZYPITAMAGTM product sold to the Company’s wholesale customers and $196,000 pertaining to the amortization of the ZYPITAMAGTM license for the periods, which is recorded on the statement of financial position within intangible assets and $92,000 relating to a write-down of inventory that had expired or was otherwise unusable.

Selling, general and administrative

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ZYPITAMAGTM, ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations.

19

Management’s Discussion and Analysis

The changes in selling, general and administrative expenditures for the years ended December 31, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	2018	2017	Increase
Selling, general and administrative expenses:
Commercial sales expenses	$15,580	$11,515	$4,065
Other	3,922	3,353	569
Total	$19,502	$14,868	$4,634

Total selling, general, and administrative expenses for the year ended December 31, 2018 was $19.5 million, compared to $14.9 million for the year ended December 31, 2017. Selling, general, and administrative expenses related to commercial operations were $15.6 million for the year ended December 31, 2018, compared to $11.5 million for the year ended December 31, 2017. Selling, general, and administrative expenses – Other were $3.9 million for the year ended December 31, 2018, compared to $3.4 million during the year ended December 31, 2017.

Selling, general and administrative expenses include salaries and related costs for those employees not directly involved in research and development. The expenditures are required to support sales and marketing efforts of AGGRASTAT® and ZYPITAMAGTM as well as ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and stock-based compensation.

Commercial sales expenses increased during the year ended December 31, 2018 as compared to the prior year as sales and marketing costs including the size of the Company’s commercial team increased between the two periods to support the launch of ZYPITAMAGTM an well as on going sales efforts of the commercial team in regards to the Company’s products.

Selling, general and administrative expenses – other increased for the year ended December 31, 2018 as compared to the year ended December 31, 2017 primarily as a result of $1,022,000 of stock-based compensation recorded during the year ended December 31, 2018 compared to $623,000 for the year ended December 31, 2017. After factoring in the difference in stock-based compensation expense between the two periods, the selling, general and administrative expenses – other increased by approximately $170,000 primarily relating to professional fees resulting from increased business development activities undertaken by the Company during 2018.

Research and Development

Research and development expenditures include costs associated with the Company’s clinical development and preclinical programs including salaries, monitoring and other research costs. The Company expenses all research costs and has not had any development costs that meet the criteria for capitalization under IFRS. Prepaid research and development costs represent advance payments under contractual arrangements for clinical activity outsourced to research centers.

The change in research and development expenditures for the years ended December 31, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	2018	2017	Increase
Research and development	$6,681	$5,148	$1,533

Net research and development expenditures for the year ended December 31, 2018 were $6.7 million, compared to $5.1 million for the year ended December 31, 2017. Research and development expenditures include costs associated with the Company’s on-going AGGRASTAT® development, clinical development and preclinical programs including salaries, research centered costs and monitoring costs, as well as research and development costs associated with the development projects being undertaken to develop additional cardiovascular products. The increase in research and development expenditures for the year ended December 31, 2018 when compared to the year ended December 31, 2017 is as a result of the timing of expenses and work associated with each development project undertaken by the Company, primarily the Company’s development of additional generic ANDA cardiovascular products.

20

Management’s Discussion and Analysis

Revaluation of Holdback Receivable

The change in the revaluation of holdback receivable for the years ended December 31, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	2018	2017	Increase
Revaluation of holdback receivable	$1,473	$(82)	$1,555

Subsequent to December 31, 2018, on February 13, 2019, the Company received notice from the Buyer in the Apicore Sales Transaction of potential claims against the holdback receivable in respect of representations and warranties under the Apicore Sales Transaction, with the maximum exposure of the claims being the total holdback receivable. The notice did not contain sufficiently detailed information to enable the Company to assess the merits of the claims. The Company will proceed diligently to investigate the potential claims and attempt to satisfactorily resolve them with a view to having the holdback receivable released.

In consideration of the uncertainty associated with the potential claims asserted by the Buyer, the Company reduced the carrying value of the holdback receivable by $1,472,999 on the statement of financial position as at December 31, 2018. The Buyer did not make the required payments on the holdback receivable in February and April 2019.

Impairment Loss

The change in impairment loss for the years ended December 31, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	2018	2017	Decrease
Impairment loss	$-	$636	$636

Intangible assets are reviewed for impairment on an ongoing basis whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

The Company recorded an impairment loss of $636,000 for the year ended December 31, 2017 pertaining to a write-down in the value of the intangible assets relating to the license acquired for PREXXARTAN® due to the on-going litigation surrounding the product.

The amount and timing of impairments and write-downs may vary substantially from period to period depending on the business and research activities being undertaken at any one time and changes in the Company's commercial strategy.

Finance Income (Expense), Net

The change in finance income (expense), net for the years ended December 31, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	2018	2017	Increase
Finance income (expense), net	$1,061	$(837)	$1,898

The finance income for the year ended December 31, 2018 relates primarily to interest on cash and investments held by the Company during 2018 partially offset by accretion on the Company’s royalty obligation, which compares to finance expense for the year ended December 31, 2017 which primarily related to accretion on the Company’s royalty obligation and interest on the Company’s long-term debt. The Company repaid its long-term debt during the fourth quarter of 2017.

Foreign Exchange Gain, Net

The change in foreign exchange gain, net for the years ended December 31, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	2018	2017	Increase
Foreign exchange gain, net	$6,461	$175	$6,286

The increase in the foreign exchange gain for the year ended December 31, 2018 when compared to the year ended December 31, 2017 relates to increases in the US dollar exchange rate between the two periods combined with the significant increase in US dollar cash and short-term investments held by the Company during the year ended December 31, 2018.

21

Management’s Discussion and Analysis

Income Tax Expense (Recovery)

The change in income tax expense for the years ended December 31, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	2018	2017	Increase (Decrease)
Current income tax (recovery) expense	$678	$(9,393)	$10,071
Deferred income tax expense	219	333	(114)
	$897	$(9,060)	$9,957

The income tax expense of $897,000 during the year ended December 31, 2018 is primarily related to taxable income in the United States during the year ended December 31, 2018. Income tax recovery of $9.1 million during the year ended December 31, 2017 was primarily the result of the utilization of Canadian tax losses as part of the sale of the Apicore business and other credits offset by taxable income in the United States.

Income from Discontinued Operations, net of tax

The change in income from discontinued operations, net of tax for the years ended December 31, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	2018	2017	Decrease
Income from discontinued operations	$-	$31,924	$(31,924)

The loss from discontinued operations for the year ended December 31, 2017 relates to the Apicore business, which was divested through the Apicore Sale Transaction which was completed on October 2, 2017. As the Apicore business was divested during 2017, there is no income or loss from discontinued operations for the year ended December 31, 2018.

Income and comprehensive income

The consolidated net income and comprehensive income for the years ended December 31, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	2018	2017	Increase
Income for the period from continuing operations	$3,926	$11,497	$(7,571)
Income from discontinued operations	$-	$31,924	$(31,924)
Net income	$3,926	$43,421	$(39,495)
Comprehensive income for the period	$4,520	$43,412	$(38,892)
Basic earnings per share from continuing operations	$0.25	$0.74	$(0.49)
Diluted earnings per share from continuing operations	$0.24	$0.63	$(0.39)
Basic earnings per share from discontinued operations	$-	$2.04	$(2.04)
Diluted earnings per share from discontinued operations	$-	$1.76	$(1.76)

22

Management’s Discussion and Analysis

For the year ended December 31, 2018, the Company recorded consolidated net income from continuing operations of $3.9 million or $0.25 per share ($0.24 per share diluted) compared to consolidated net income from continuing operations of $11.5 million or $0.74 per share ($0.63 per share diluted) for the year ended December 31, 2017. As discussed above, the main factors contributing to the net income decrease was higher selling, general and administrative expenses and research and development expenses for the year ended December 31, 2018 when compared to the year ended December 31, 2017 and the revaluation of the holdback receivable, offset by higher foreign exchange gains and finance income, net. For the year ended December 31, 2018, the Company did not record any net income or loss from discontinued operations related to the Apicore business compared to income from discontinued operations of $31.9 million or $2.04 per share ($1.76 per share diluted) in the year ended December 31, 2017. For the year ended December 31, 2018, the Company recorded net income of $3.9 million or $0.25 per share ($0.24 per share diluted) compared to net income of $43.4 million or $2.78 per share ($2.39 per share diluted) for the year ended December 31, 2017.

For the year ended December 31, 2018, the Company recorded a total comprehensive income of $4.5 million compared to total comprehensive income of $43.4 million for the year ended December 31, 2017. The change in comprehensive income results from the factors described above and the fluctuations in the US dollar exchange rate during the periods.

The weighted average number of common shares outstanding used to calculate basic income per share for the years ended December 31, 2018 and 2017 was 15,791,396 and 15,636,853, respectively. The weighted average number of common shares outstanding used to calculate diluted income per share for the years ended December 31, 2018 and 2017 was 16,563,663 and 18,138,080, respectively.

As at December 31, 2018, the Company had 15,547,812 common shares outstanding, 900,000 warrants to purchase common shares and 1,394,642 stock options, of which 1,044,892 were exercisable, to purchase common shares outstanding.

As at April 29, 2018, the Company had 15,387,912 common shares outstanding, 900,000 warrants to purchase common shares and 1,383,992 stock options, of which 1,077,242 were exercisable, to purchase common shares outstanding.

Earnings before interest, taxes, depreciation and amortization (EBITDA)

The Company defines EBITDA as "earnings before interest, taxes, depreciation, amortization and other income or expense" and Adjusted EBITDA as “EBITDA adjusted for non-cash and non-recurring items”. The terms "EBITDA" and “Adjusted EBITDA”, as it relates to the years ended December 31, 2018 and 2017 results prepared using IFRS, do not have any standardized meaning according to IFRS. It is therefore unlikely to be comparable to similar measures presented by other companies. EBITDA and Adjusted EBITDA for the years ended December 31, 2018 and 2017 is reflected in the following table:

(in thousands of CDN $)	2018	2017	Increase (decrease)
Operating (loss) income	$(1,226)	$3,652	$(4,878)
Add: amortization	299	98	201
EBITDA	$(927)	$3,750	$(4,677)
Add:
Stock-based compensation	1,022	623	399
Write-down of inventory	95	385	(290)
Adjusted EBITDA	$190	$4,758	$(4,568)

For the year ended December 31, 2018, EBITDA was ($927,000) compared to EBITDA of $3.8 million for the year ended December 31, 2017, As discussed above the main factors contributing to the change in EBITDA were increased selling, general and administrative expenses and research and development offset by increased revenues during the year ended December 31, 2018 compared to the year ended December 31, 2017. Adjusted EBIDTA for the year ended December 31, 2018 was $190,000 after adjusting for $1.0 million of stock-based compensation and $95,000 of a write-down of inventory. Adjusted EBITDA for the year ended December 31, 2017 totaled $4.8 million, after adjusting for $623,000 of stock-based compensation and $385,000 relating to a write-down in inventory, both non-cash expense items.

23

Management’s Discussion and Analysis

LIQUIDITY AND CAPITAL RESOURCES

Since the Company’s inception, it has financed operations primarily from net revenue received from the sale of AGGRASTAT®, the sale of its equity securities, the issue and subsequent exercises of warrants and stock options, interest on excess funds held and the issuance of debt.

On October 3, 2017, the Company announced the completion of the Apicore Sale Transaction to the Buyer. Under the Apicore Sale Transaction, the Company received net proceeds of approximately U.S.$105 million of which approximately U.S.$55 million was received on October 3, 2017, with the remainder received in early 2018. There is also a holdback receivable of U.S. $10 million that is due in 2019. These funds received and yet to be received by the Company were after payment of all transaction costs, the compensation paid to holders of Apicore’s employee stock options, the redemption of the remaining shares of Apicore not owned by Medicure and other adjustments.

On February 1, 2018, the Company announced that it had received the deferred purchase price proceeds of approximately U.S.$50 million from the Buyer as a result of the Apicore Sale Transaction. The U.S.$50 million was included in the total net proceeds of U.S.$105 million described earlier. The Company did not receive any contingent payments based on an earn out formula as certain financial results within the Apicore business were not met following the Apicore Sale Transaction. Additionally, up to U.S.$10 million became payable in 2019 based on the release of certain holdback funds (Refer to “Update on Holdback Funds from Apicore Sale”).

The funds received from the Apicore sales transaction will be invested and used for business and product development purposes and to fund operations as needed.

Cash provided by operating activities for the year ended December 31, 2018 was $742,000 million compared to $21.9 million for the comparable period in the prior year. The decrease in cash from operating activities is primarily due to the divesture of the Apicore business during the year ended December 31, 2017.

Cash from investing activities for the year ended December 31, 2018 totaled $19.7 million and related to funds received from the Apicore Sale Transaction during the year ended December 31, 2018 of $65.2 million, partially offset by $44.1 million which was invested in short-term term deposits during the period, $1.3 million paid in regards to the ZYPITAMAGTM license, which was recorded within intangible assets and $197,000 spent on the acquisition of property and equipment. Cash flows from investing activities for the year ended December 31, 2017 totaled $54.2 million and related to $89.7 million from the proceeds from the Apicore Sale Transaction, $31.6 million used to acquire Class C common shares of Apicore, $2.6 million used to acquire Class E common shares of Apicore and $1.2 million relating to the acquisition of property and equipment and $127,000 relating to the PREXXARTAN® license.

Cash used in financing activities for the year ended December 31, 2018 totaled $2.7 million and related to $3.0 million of cash paid to acquire the Company’s common shares under the normal course issuer bid, which is partially offset by cash received from the exercise of stock options totaling $363,000. Cash used in financing activities for the year ended December 31, 2017 totaled $83.0 million, including cash used in financing activities from discontinued operations of $80.9 million which primarily related to the repayment of the Company’s long-term debt with Crown and the MDC as well as the repayment of the note payable received from Apicore of $18.5 million subsequent to the completion of the Apicore Sale Transaction. Additionally, the Company paid $3.2 million to satisfy an amount due to the vendor from the 2016 Apicore Transaction. As well, the Company received $520,000 from the exercise of stock options, $422,000 from the exercise of Apicore stock options, $92,000 from the exercise of warrants and had $12.8 million released from escrow during the year ended December 31, 2017.

As at December 31, 2018, the Company had unrestricted cash totaling $24.1 million compared to $5.3 million as of December 31, 2017. Additionally, at December 31, 2018, the Company had short-term investments in the form of term deposits with maturities of greater than three months and less than one year which totaled $47.7 million. As at December 31, 2018, the Company had working capital of $73.0 million compared to $70.9 million as at December 31, 2017.

During the year ended December 31, 2018 the Company repurchased and cancelled 441,400 common shares. The aggregate price paid for these common shares totaled $3,021,340. As a result of the NCIB, during the year ended December 31, 2018 the Company recorded $479,993 directly in its retained deficit representing the difference between the aggregate price paid for these common shares and a reduction of the Company’s share capital totaling $3,501,333.

Subsequent to December 31, 2018, the Company repurchased an additional 159,900 common shares to be cancelled for an aggregate cost of $999,826.

24

Management’s Discussion and Analysis

The Company did not have any long-term debt recorded in its consolidated financial statements as at December 31, 2018.

CONTRACTUAL OBLIGATIONS

As at December 31, 2018, in the normal course of business, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed as follows and the table excludes liabilities classified as held for sale:

	Contractual Obligations Payment Due by Period
(in thousands of CDN$)	Total	2019	2020	2021	2022	2023	Thereafter
Accounts Payable and Accrued Liabilities	$14,378	$14,378	$-	$-	$-	$-	$-
Income Taxes Payable	1,058	1,058	-	-	-	-	-
Other Long-term Liabilities	1,201	-	1,201	-	-	-	-
Purchase Agreement Commitments	9,225	4,006	2,240	1,275	1,294	205	205
Total	$25,862	$19,442	$3,441	$1,275	$1,294	$205	$205

Payments in connection with the Company’s royalty obligation, as described below, are excluded from the table above.

Commitments

The Company has entered into a manufacturing and supply agreement to purchase a minimum quantity of AGGRASTAT® unfinished product inventory totaling U.S.$150,000 annually (based on current pricing) until 2024 and a minimum quantity of AGGRASTAT® finished product inventory totaling U.S.$197,900 annually (based on current pricing) until 2022 and between 400,000 and 525,000 euros annually (based on current pricing) until 2022.

Effective November 1, 2014, the Company entered into a sub-lease with Genesys Venture Inc. (“GVI”) to lease office space at a rate of $170,000 per annum for three years ending October 31, 2017. The lease was amended on May 1, 2016 and increased the leased area covered under the lease agreement at a rate of $212,000 per annum until October 31, 2019. The leased area covered under the lease was again increased, effective November 1, 2018 at a rate of $306,400 per annum until the end of the term of the lease.

Subsequent to December 31, 2018, effective January 1, 2019, the Company renewed its business and administration services agreement with GVI, under which the Company is committed to pay $7,083 per month or $85,000 per year for a one-year term.

Contracts with contract research organizations are payable over the terms of the associated agreements and clinical trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial related activities.

On October 31, 2017, the Company acquired an exclusive license to sell and market PREXXARTAN® (valsartan) oral solution in the United States and its territories with a seven-year term, with extensions to the term available, which has been granted tentative approval by the U.S. Food and Drug Administration (“FDA”), and which was converted to final approval during 2017. The Company acquired the exclusive license rights for an upfront payment of U.S.$100,000, with an additional U.S.$400,000 payable on final FDA approval and will be obligated to pay royalties and milestone payments from the net revenues of PREXXARTAN®. The U.S.$400,000 payment is on hold pending resolution of the dispute between the licensor and the third-party manufacturer of PREXXARTAN® and is recorded within accounts payable and accrued liabilities on the consolidated statements of financial position.

On December 14, 2017 and subsequently updated on March 7, 2018, the Company announced it had acquired an exclusive license to sell and market a branded cardiovascular drug, ZYPITAMAGTM (pitavastatin magnesium) in the United States and its territories for a term of seven years with extensions to the term available. The Company has entered into a profit-sharing arrangement resulting in a portion of the net profits from ZYPITAMAGTM being paid to the licensor. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

25

Management’s Discussion and Analysis

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the consolidated financial statements with respect to these indemnification obligations.

As a part of the Birmingham debt settlement described in note 11 to the consolidated financial statements, beginning on July 18, 2011, the Company is obligated to pay a royalty to Birmingham based on future commercial AGGRASTAT® sales until 2023. The royalty is based on 4% of the first $2,000,000 of quarterly AGGRASTAT® sales, 6% on the portion of quarterly sales between $2,000,000 and $4,000,000 and 8% on the portion of quarterly sales exceeding $4,000,000 payable within 60 days of the end of the preceding three-month periods ended February 28, May 31, August 31 and November 30. Birmingham has a one-time option to switch the royalty payment from AGGRASTAT® to a royalty on the sale of MC-1. Management has determined there is no value to the option to switch the royalty to MC-1 as the product is not commercially available for sale and the extended long-term development timeline associated with commercialization of the product. Royalties for the year ended December 31, 2018 totaled $1,654,380 (2017 – $1,242,587) with payments made during the year ended December 31, 2018 of $1,538,766, respectively (2017 – $1,829,295).

The Company is obligated to pay royalties on any future commercial net sales of PREXXARTAN® to the licensor of PREXXARTAN®. To date, no royalties are due and/or payable.

In the normal course of business, the Company may from time to time be subject to various claims or possible claims. Although management currently believes there are no claims or possible claims that if resolved would either individually or collectively result in a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are inherently uncertain and management’s view of these matters may change in the future.

During 2018, the Company was named in a civil claim in Florida from the third-party manufacturer of PREXXARTAN® against the licensor. The claim disputed the rights granted by the licensor to the Company with respect to PREXXARTAN®. The claim against the Company has since been withdrawn, however the dispute between the licensor and the third-party manufacturer continues.

On September 10, 2015, the Company submitted a supplemental New Drug Application (“sNDA”) to the FDA to expand the label for AGGRASTAT®. The label change is being reviewed and evaluated based substantially on data from published studies. If the label change submission were to be successful, the Company will be obligated to pay 300,000 Euros over the course of a three-year period in equal quarterly instalments following approval. On July 7, 2016, the Company announced it received a Complete Response Letter stating the sNDA cannot be approved in its present form and requested additional information. The payments are contingent upon the success of the filing and as such the Company has not recorded any amount in the consolidated statements of net income (loss) and comprehensive income (loss) pertaining to this contingent liability.

During 2015, the Company began a development project of a cardiovascular generic drug in collaboration with Apicore. The Company has entered into a supply and development agreement under which the Company holds all commercial rights to the drug. In connection with this project, the Company is obligated to pay Apicore 50% of net profit from the sale of this drug. On August 13, 2018, the Company announced that the FDA has approved its aNDA for SNP, a generic intravenous cardiovascular product and the Company intends to launch the product commercially in 2019. To date, no amounts are due and/or payable pertaining to profit sharing on this product.

FINANCIAL INSTRUMENTS

The Company is exposed to market risks related to changes in interest rates and foreign currency exchange rates. The carrying values of current monetary assets and liabilities approximate their fair values due to their relatively short periods to maturity. The royalty obligation was recorded at its fair value at the date at which the liability was incurred and subsequently revalued using the effective interest method at each reporting date. Based on the significant cash and cash equivalents and short-term investment balances held by the Company at December 31, 2018, its results of operations or cash flows could be affected by a sudden change in market interest rates. Based on the Company’s exposures as at December 31, 2018, assuming that all other variables remain constant, a 1% appreciation or deterioration in interest rates would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $720,000 (2017 - $53,000).

26

Management’s Discussion and Analysis

The Company has not entered into any futures or forward contracts as at December 31, 2018. The Company is exposed to foreign exchange rate changes that could have a material impact on the Company’s results. Foreign exchange risk is the risk that the fair value of future cash flows for financial instruments will fluctuate because of changes in foreign exchange rates. The Company is exposed to currency risks primarily due to its U.S dollar denominated cash and cash equivalents, short-term investments, accounts receivable, holdback receivable, accounts payable and accrued liabilities, income taxes payable and royalty obligation. The Company has not entered into any foreign exchange hedging contracts.

The Company is exposed to U.S. dollar currency risk through the following U.S. denominated financial assets and liabilities:

(Expressed in U.S. Dollars)	December 31, 2018	December 31, 2017
Cash and cash equivalents	$17,427,653	$4,086,080
Short-term investments	35,000,000	-
Accounts receivable	7,725,228	6,792,664
Consideration receivable	-	65,905,433
Holdback receivable	8,729,928	9,620,385
Accounts payable and accrued liabilities	(9,902,571)	(7,174,456)
Accrued transaction costs	-	(17,824,416)
Income taxes payable	(775,903)	(1,935,879)
Current portion of royalty obligation	(1,096,282)	(1,225,350)
Royalty obligation	(1,491,724)	(2,321,092)
License fee payable	-	(400,000)
Other long-term liabilities	(880,082)	(904,749)
	$54,736,247	$54,618,620

Based on the above net exposures as at December 31, 2018, assuming that all other variables remain constant, a 5% appreciation or deterioration of the Canadian dollar against the U.S. dollar would result in a corresponding increase or decrease, respectively on the Company's net income of approximately $3.7 million (2017 – $3.8 million).

The Company is also exposed to currency risk on the Euro, however management estimates such risk relating to an appreciation or deterioration of the Canadian dollar against the Euro would have limited impact on the operations of the Company.

RELATED PARTY TRANSACTIONS

Directors and key management personnel control 17% of the voting shares of the Company as at December 31, 2018 (2017 – 16%).

During the year ended December 31, 2018 the Company paid GVI, a company controlled by the Chief Executive Officer, a total of $85,000 (2017 – $85,000) for business administration services, $227,733 (2017 – $212,000) in rental costs and $46,950 (2017 – $43,800) for commercial and information technology support services. As described in note 15(a) of the consolidated financial statements, the business administration services summarized above are provided to the Company through a consulting agreement with GVI.

Clinical research services are provided through a consulting agreement with GVI Clinical Development Solutions Inc. ("GVI CDS"), a company controlled by the Chief Executive Officer. Pharmacovigilance and safety, regulatory support, quality control and clinical support are provided to the Company through the GVI CDS agreement. During the year ended December 31, 2018, the Company paid GVI CDS $857,917 (2017 – $715,623) for clinical research services.

Research and development services are provided through a consulting agreement with CanAm Bioresearch Inc. ("CanAm"), a company controlled by a close family member of the President and Chief Executive Officer. During the year ended December 31, 2018, the Company paid CanAm $393,021 (2017 – $458,424) for research and development services.

Beginning with the acquisition of Apicore (the “Acquisition”) on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, as described in note 5 of the consolidated financial statements, the Company incurred rental charges pertaining to leased manufacturing facilities and office space from Dap Dhaduk II LLC (“Dap Dhaduk”), an entity controlled by a minority shareholder and member of the board of directors of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to Dap Dhaduk totaling $263,493 for the year ended December 31, 2017.

27

Management’s Discussion and Analysis

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, as described in note 5 of the consolidated financial statements, the Company purchased inventory from Aktinos Pharmaceuticals Private Limited and Aktinos HealthCare Private Limited (together, “Aktinos”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. For the year ended December 31, 2017, the Company paid Aktinos $1,599,056 for purchases of inventory, which were included in assets of the Apicore business sold (note 5) in connection with the Apicore Sales Transaction.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, as described in note 5 of the consolidated financial statements, the Company incurred research and development charges from Omgene Life Sciences Pvt. Ltd. (“Omgene”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to Omgene totaling $26,465 for the year ended December 31, 2017.

Beginning with the Acquisition on December 1, 2016 and ending with the Apicore Sales Transaction on October 2, 2017, as described in note 5 of the consolidated financial statements,, the Company incurred pharmacovigilance charges from 4C Pharma Solutions LLC (“4C Pharma”), an entity significantly influenced by a close family member of the Chief Executive Officer of Apicore Inc. Included within discontinued operations on the consolidated statements of net income and comprehensive income is payments to 4C Pharma totaling $5,690 for the year ended December 31, 2017.

These transactions have been measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

As at December 31, 2018, included in accounts payable and accrued liabilities is $16,843 (2017 – $67,704) payable to GVI, $134,461 (2017 – $118,973) payable to GVI CDS, and $40,452 (2017 – $36,606) payable to CanAm. These amounts are unsecured, payable on demand and non-interest bearing. In addition, the other long-term liability totaling $1,200,608 (2017 - $1,135,007) is payable to the former President and Chief Executive Officer of Apicore upon receipt of the holdback receivable.

As at December 31, 2018, the Company has $4,683 (2017 – $1,000) recorded within accounts payable and accrued liabilities relating to amounts payable to the members of the Company's Board of Directors for services provided.

Effective July 18, 2016, the Company renewed its consulting agreement with its Chief Executive Officer, through A.D. Friesen Enterprises Ltd., a company owned by the Chief Executive Officer, for a term of five years, at a rate of $300,000 annually, increasing to $315,000 annually, effective January 1, 2017. The Company may terminate this agreement at any time upon 120 days’ written notice. As at December 31, 2018, there were no amounts included in accounts payable and accrued liabilities (2017 – $125,000) payable to A.D. Friesen Enterprises Ltd. as a result of this consulting agreement. Any amounts payable to A.D. Friesen Enterprises Ltd. are unsecured, payable on demand and non-interest bearing.

Effective January 1, 2018, the Company renewed its consulting agreement with its Chief Financial Officer, through JFK Enterprises Ltd., a company owned by the Chief Financial Officer of the Company, for a one-year term, at a rate of $155,000 annually. The agreement could have been terminated by either party, at any time, upon 30 days written notice. Any amounts payable to JFK Enterprises Ltd. were unsecured, payable on demand and non-interest bearing. Effective June 1, 2018, this consulting agreement was converted into an employment agreement with the Chief Financial Officer.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than as discussed above.

OUTLOOK

The Company is primarily focusing on:

Maintaining and growing AGGRASTAT® sales in the United States

The Company continues to work to expand the sales of AGGRASTAT® in the United States. The present market for GPIs is based on wholesaler acquisition cost, of which AGGRASTAT® is one of three agents, is approximately U.S.$180 million per year (2017). The use of AGGRASTAT® is recommended by the AHA and ACC Guidelines for the treatment of ACS. AGGRASTAT® has been shown, to reduce the rate of thrombotic cardiovascular events (combined endpoint of death, myocardial infarction, or refractory ischemia/repeat cardiac procedure) in patients with NSTE ACS.

As stated previously, one of the Company’s primary ongoing research and development activities is the continued development and further implementation of a new regulatory, brand and life cycle management strategy for AGGRASTAT®.

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Management’s Discussion and Analysis

An important aspect of the AGGRASTAT® strategy was the revision of its approved prescribing information. On October 11, 2013, the Company announced that the FDA approved the AGGRASTAT® HDB regimen, as requested under Medicure's supplemental new drug application (“sNDA”). The AGGRASTAT® HDB regimen (25 mcg/kg within 5 minutes, followed by 0.15 mcg/kg/min) has become the recommended dosing for the reduction of thrombotic cardiovascular events in patients with NSTE ACS.

The Company believes that further expanded indications and dosing regimens could provide added value to further maximize the revenue potential for AGGRASTAT®. The Company is currently exploring the potential to make such changes, and the Company may need to conduct appropriate clinical trials, obtain positive results from those trials, or otherwise provide support in order to obtain regulatory approval for such proposed indications and dosing regimens.

On September 1, 2016, the Company announced that it had received approval from the FDA for its bolus vial product format for AGGRASTAT®. The product format is a concentrated, pre-mixed, 15 ml vial designed specifically for convenient delivery of the AGGRASTAT® bolus dose (25 mcg/kg). Development of the bolus vial was in response to feedback from interventional cardiologists and catheterization lab nurses from across the United States. Commercial launch of the bolus vial took place in October of 2016 and the Company continues to believe this product format will have a positive impact on hospital utilization of AGGRASTAT®.

The Company is also providing funding for a number of investigator sponsored research projects targeting contemporary utilization of AGGRASTAT® relative to its competitors.

Commercial launch of ZYPITAMAGTM

The Company acquired an exclusive license to sell and market ZYPITAMAGTM in the United States and its territories for a term of seven years with extensions to the term available. ZYPITAMAGTM, used for the treatment of patients with primary hyperlipidemia or mixed dyslipidemia, was approved early in 2017 by the FDA for sale and marketing in the United States and its territories and on May 1, 2018 the Company launched ZYPITAMAGTM commercially in retail pharmacies throughout the United States. The Company’s product launch has utilized its existing commercial infrastructure. While not an in-hospital product like AGGRASTAT®, ZYPITAMAGTM adds to the Company’s cardiovascular portfolio and expands the Company’s reach to new patients. ZYPITAMAGTM contributed $652,000 of revenue to the Company during the year ended December 31, 2018 and although early into the commercial availability of the product the Company continues to work towards growing the ZYPITAMAGTM brand.

Acquisitions, licensing or marketing partnerships for new commercial products

In addition to the acquisitions of licenses in the United States for ZYPITAMAGTM, the Company continues to explore additional opportunities for the acquisition or licensing of other cardiovascular products that fit the commercial organization.

Subsequent to December 31, 2018, on January 28, 2019 the Company announced it had entered into an agreement with Sensible to become the exclusive marketing partner for ReDS™ in the United States. ReDS™ is a non-invasive, FDA-cleared medical device that provides an accurate, actionable and absolute measurement of lung fluid which is important in the management of congestive heart failure. The lung fluid measurements are used in guiding treatment and monitoring a heart failure patient's condition and may lead to a significant decrease in readmissions and hospital costs.  Clinical studies have shown an 87% reduction in heart failure readmission rates for patients using the ReDS™ system at home for three months post-discharge versus those who were treated with usual care alone. ReDS™ is already marketed to U.S. hospitals by Sensible and Medicure expects to begin marketing ReDS™ immediately using its existing commercial organization.  Under the terms of the agreement, Medicure will receive a percentage of total U.S. sales revenue of the device and must meet minimum annual sales quotas.

Developing additional cardiovascular generic and reformulation products

On August 13, 2018, the Company announced that the FDA has approved its ANDA for SNP. SNP is indicated for the immediate reduction of blood pressure for adult and pediatric patients in hypertensive crisis. The product is also indicated for producing controlled hypotension in order to reduce bleeding during surgery and for the treatment of acute congestive heart failure.). The filing of the ANDA was previously announced by the Company on December 13, 2016.

Medicure has also begun the development of two additional generic versions of acute cardiovascular drugs and is exploring other potential opportunities.

The Company’s intention is that SNP will be launched using its existing commercial organization and infrastructure in mid-2019.

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Management’s Discussion and Analysis

CONTROLS

The Company is not required to certify on the design and evaluation of the Company's Disclosure Controls and Procedures (“DC&P”) and Internal Controls over Financial Reporting (“ICFR”) under Canadian securities requirements. However, the Company is required to certify for the Securities Exchange Commission. Information can be found in the Company's Annual Report on Form 20-F for the year ended December 31, 2018.

RISKS AND UNCERTAINTIES

Risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Annual Report on Form 20-F for the year ended December 31, 2018, which can be obtained on SEDAR (www.sedar.com) and are not discussed extensively here.

While the Company’s approved product portfolio has grown during 2018 and into 2019 to AGGRASTAT®, ZYPITAMAGTM, PREXXARTAN®, which is currently on hold, SNP, which is expected to be launched in the second quarter of 2019 and ReDSTM, with a marketing agreement entered into subsequent to December 31, 2018, the Company still has products that are currently in the research and development stages. The Company may never develop another commercially viable drug product approved for marketing. To obtain regulatory approvals for its products and to achieve commercial success, human clinical trials must demonstrate that the new chemical entities are safe for human use and that they show efficacy, and generic drug products under development need to show analytical equivalence and /or bioequivalence to the referenced product on the market. Unsatisfactory results obtained from a particular study or clinical trial relating to one or more of the Company’s products may cause the Company to reduce or abandon its commitment to that program.

If the Company fails to successfully complete its development projects, it will not obtain approval from the FDA and other international regulatory agencies, to market its these products. Regulatory approvals also may be subject to conditions that could limit the market its products can be sold in or make either products more difficult or expensive to sell than anticipated. Also, regulatory approvals may be revoked at any time for various reasons, including for failure to comply with regulatory requirements or poor performance of its products in terms of safety and effectiveness.

The Company’s business, financial condition and results of operations are likely to be adversely affected if it fails to maintain or obtain regulatory approvals in the United States, Canada and abroad to market and sell its current or future drug products, including any limitations imposed on the marketing of such products.

In the near-term, a key driver of revenues will be the Company's ability to maintain or grow hospital sales of AGGRASTAT®, the ability to grow sales of ZYPITAMAGTM, the launch and ability to grow sales of SNP, the sales and marketing of ReDS™ and the development and/or acquisition of new products.

The Company’s future operations are dependent upon its ability to grow sales of AGGRASTAT®, successfully grow sales of ZYPITAMAGTM commercially, successfully launch and grow sales of SNP commercially, the sales and marketing of ReDS™, to develop and/or acquire new products, and/or secure additional capital, which may not be available under favorable terms or at all.

ADDITIONAL INFORMATION

Additional information regarding the Company, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, can be obtained on SEDAR (www.sedar.com). A copy of this MD&A will be provided to anyone who requests it.

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